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08026145

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SECURITIES AND EXCHANGE COMMISSION, Washington, DC
Washington, D. C. 20549   110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8 – 25549

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** AND ENDING **DECEMBER 31, 2007**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABNER, HERRMAN & BROCK, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

HARBORSIDE FINANCIAL CENTER-Plaza 5-Suite 1640

JERSEY CITY,	**NEW JERSEY**	**07311**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD J. ABNER, Chairman   **(201) 484 - 2000**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *HOWARD J. ABNER,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
 ABNER, HERRMAN & BROCK, INC., as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABNER, HERRMAN & BROCK LLC
(FORMERLY ABNER, HERRMAN & BROCK INC.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

I, *HOWARD J. ABNER,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

ABNER, HERRMAN & BROCK, INC., as of *DECEMBER 31, 2007,*

are true and correct. I further swear that neither the Company nor any partner,

proprietor, principal officer, director or member has any proprietary interest in any

account classified solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

ABNER HERMANN & BROCK LLC
(FORMERLY ABNER, HERRMAN & BROCK INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	365,674
Securities owned, at market value		352,287
Fixed assets and leasehold improvements -		
net of accumulated depreciation and amortization of $292,214 (Note 2d)		165,515
Other assets		27,850
Total assets	$	911,326

LIABILITIES AND CAPITAL

Liabilities

Accounts payable and accrued expenses	$	22,917
Total liabilities		22,917

Commitments and contingencies (Notes 4 and 6)

Capital (Note 7) 888,409

Total liabilities and capital	$	911,326

The accompanying notes are an integral part of this statement.

ABNER, HERRMAN & BROCK LLC
(FORMERLY ABNER, HERRMAN & BROCK, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1- **Nature of Business**

Abner, Herrman & Brock LLC (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). Also, the Company provides investment advisory services mainly to individual investors.

On January 1, 2007, Abner, Herrman & Brock, Inc. (the "Predecessor"), (an "S" corporation) effectively ceased all operations and reopened as the Company (a Limited Liability Company). All assets and liabilities were transferred from the Predecessor to the Company, and the majority stockholders of the Predecessor are the majority members of the Company.

Note 2- **Summary of Significant Accounting Policies:**

a) *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues as earned.

b) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

c) *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) *Property and Equipment*
Property and equipment are depreciated on the straight-line method over an estimated useful life of four to seven years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

e) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Securities Owned, At Market Value**

Securities owned, at market value, consist of the following:

Corporate bonds	$352,287
	$352,287

Note 4-   **Commitments and Contingencies**

The Company rents office space pursuant to a lease agreement expiring September 30, 2011.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2008	114,920
2009	118,235
2010	118,235
2011	106,080

The Company has established a letter of credit that expires April 13, 2008, and is automatically extendable through September 30, 2011, in the amount of $39,570. At December 31, 2007, none of this amount has been drawn upon by the Company.

Note 5-   **Profit Sharing Plan**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually a match contribution based upon the amount the employees contribute and, at the discretion of management, up to 15% of the eligible compensation. For the year ended December 31, 2007, the Company contributed $5,000.

Note 6-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount

ABNER, HERRMAN & BROCK LLC
(FORMERLY ABNER, HERRMAN & BROCK, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 6-   **Financial Instruments with Off-Balance Sheet Credit Risk(continued)**

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines.

The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $672,700, which was $667,700 in excess of its required net capital of $5,000. The Company's net capital ratio was 3.41%.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Abner, Herrman & Brock LLC
Harborside Financial Center
Plaza 5 Suite 1640
Jersey City, NJ 07311

Gentlemen:

We have audited the accompanying statement of financial condition of Abner, Herrman & Brock LLC (formerly Abner, Herrman & Brock, Inc.) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Abner, Herrman & Brock LLC (formerly Abner, Herrman & Brock Inc.) as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 28, 2008

ABNER, HERRMAN & BROCK LLC
(FORMERLY ABNER, HERRMAN & BROCK INC.)

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2007



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP ·

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Abner, Herrman & Brock LLC
Harborside Financial Center
Plaza 5 Suite 1640
Jersey City, NJ 07311

Gentlemen:

In planning and performing our audit of the financial statements of Abner, Herrman & Brock
LLC (formerly Abner, Herrman & Brock Inc.) as of and for the year ended December 31, 2007,
in accordance with auditing standards generally accepted in the United States of America, we
considered its internal control over financial reporting (internal control) as a basis for designing
our auditing procedures for the purpose of expressing our opinion of the financial statements but
not for the purpose of expressing an opinion on the effectiveness of the Company's internal
control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have
made a study of the practices and procedures followed by the Company including consideration
of control activities for safeguarding securities. This study included tests of such practices and
procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the
periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule
17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3.
Because the Company does not carry securities accounts for customers or perform custodial
functions relating to customer securities, we did not review the practices and procedures followed
by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
   and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute, assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists
additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
January 28, 2008

